NORDIC AMERICAN OFFSHORE LTD.

c/o Scandic American Shipping

Canon’s Court

22 Victoria Street

Hamilton HM EX

Bermuda

June 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	Susan Block
Attorney-Advisor

Re:	Nordic American Offshore Ltd.
Registration Statement on Form F-1 (File No. 333-194612)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 9, 2014, as amended, be accelerated so that it will be made effective at 2:00 p.m., Washington D.C. time, on June 11, 2014, or as soon thereafter as practicable, pursuant to
Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully, NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Turid M. Sørensen
Name: Title:	Turid M. Sørensen Chief Financial Officer

                                 June 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block

Re:	Nordic American Offshore Ltd.

Registration Statement on Form F-1

File No. 333-194612

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Nordic American Offshore Ltd. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on June 11, 2014, or as soon as possible thereafter.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated June 2, 2014 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated June 2, 2014, through the date hereof:

Preliminary Prospectus, dated June 2, 2014:

4,903 copies were distributed to prospective underwriters, institutional investors, dealers and others.

[Signature Page Follows]

Yours truly,

MORGAN STANLEY & CO. LLC

CREDIT SUISSE SECURITIES (USA) LLC

J.P. MORGAN SECURITIES LLC

DNB MARKETS, INC.

As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC		CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Lauren Garcia Belmonte Authorized Signatory	By:	/s/ John M. Traugott Authorized Signatory

J.P. MORGAN SECURITIES LLC		DNB MARKETS, INC.

By:	/s/ Goksu Yolac Authorized Signatory	By:	/s/ Vincenzo Zarrillo Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]